

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via U.S. Mail
Mr. Uriel Lizama
President and Chief Executive Officer
Personality Software Systems, Inc.
11730 W. Sunset Blvd., No. 119
Los Angeles, California 90049

      Re: **Personality Software Systems, Inc.**
                  Amendment No. 1 to Registration Statement on Form S-1
                  Filed August 3, 2012
                  File No. 333-182393

Dear Mr. Lizama:

We have reviewed the above-referenced filing and the related response letter dated August 3, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 25, 2012.

Risk Factors, page 8

General

1.   We note the revised disclosure in response to prior comment 2. It is not clear whether you consider the escrow agent's responsibilities as the issuer's legal counsel to pose a conflict of interest. Please advise or revise your disclosure accordingly. Additionally, if you do not believe that a potential conflict of interest warrants risk factor disclosure, please explain the basis of your conclusion in your response letter.

Exhibits, page II-2

2.   We note that you have entered into a verbal agreement whereby your sole executive officer will provide you an advance of funds to complete the "registration costs" and "other costs that occur until the potentially six months that the offering will continue." Given that this is an agreement between your company and an executive officer and director, a written description of the verbal agreement should be filed as an exhibit to your registration statement. For guidance, see Item 601(b)(10)(iii)(A) of Regulation S-K and Question 146.04 of the Division's Regulation S-K Compliance and Disclosure Interpretations.

If you have any questions regarding these comments, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Facsimile (702) 382-1759
        Harold P. Gerwerter, Esq.
        Law Officer of Harold P. Gerwerter, Esq., Ltd